SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, announces its 1Q06 Earnings Release schedule:

Earnings Release 1Q06
April 24, 2006 at 8 p.m. US EST
The release will be available on our website www.voegol.com.br/ir

Quiet Period
In accordance with fair disclosure and corporate governance best practices, GOL will respect a Quiet Period that will start on April 12, ending immediately after the conference calls on April 25.

Conference Calls
English	Portuguese
April 25, 2006	April 25, 2006
9:00 a.m. US EST	10:30 a.m. US EST
10:00 a.m. Brasilia Time	11:30 a.m. Brasilia Time
Tel.: +1 (800) 938-0653	Tel.: +55 (11) 2101-1490
Replay: +1 (973) 341-3080	Replay: +55 (11) 2101-1490
Code: 7279877	Code: GOL

Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and Webcast: A slide presentation will be available for viewing and downloading on the IR session of our website www.voegol.com.br/ir. The Conference Calls will be live broadcast over the Internet on the same website, remaining available after the event.

Replay: A conference call replay facility will be available from April 25 through May 2, 2006. In order to access the replay, dial above mentioned numbers.

ABAMEC Presentation – Rio de Janeiro	APIMEC Presentation – Belo Horizonte
Date: April 28, 2006	Date: May 2, 2006
Time: 8:30 a.m. (Brasilia Time)	Time: 6:00 p.m. (Brasilia Time)
Place: To be announced	Place: To be announced

Speakers:
Constantino de Oliveira Júnior – President and Chief Executive Officer
Richard Lark – Vice President, Finance and Chief Financial Officer

The number of participants for the meeting is limited. Please confirm your attendance by visiting our Investor Relations website www.voegol.com.br/ir. The Industry Analysts Meeting will be live broadcast on our website, with simultaneous translation. A replay facility will be available on the website after the event.

GOL - Relações com Investidores	Imprensa
www.voegol.com.br/ri	Roberta Corbioli - MVL Comunicação
Tel.: (11) 5033-4393	Tel.: (11) 3049-0341 / 0342
ri@golnaweb.com.br	roberta.corbioli@mvl.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.